Exhibit 99.1

Highlights

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(unaudited)	2005	2004	2005	2004
Operating
Production
Gas - Mcfpd	15,441	5,004	11,472	3,494
Oil - bopd	182	76	110	81
Total - boepd (6 Mcf = 1 bbl)	2,756	910	2,022	663
Product Prices ($Cdn)
Gas - $/Mcf	$8.97	$5.92	$7.82	$6.32
Oil - $/bbl	$69.15	$49.71	$63.92	$46.79
Drilling Activity
Gas wells	-	-	20	8
Oil wells	1	-	1	-
Dry	-	1	8	3
Total wells	1	1	29	11
Net wells	1	1	27	10.5
Undeveloped lands
Net acres	53,598	23,248	53,598	23,248

Financial ($Cdn)
Gross production revenue	$13,896,664	$3,073,085	$26,391,748	$7,088,762
Cash flow [1]	$8,319,506	$1,483,948	$15,851,076	$3,328,623
per share - basic	$0.22	$0.04	$0.43	$0.10
- diluted	$0.21	$0.04	$0.41	$0.10
Earnings	$2,970,841	$282,460	$5,095,541	$621,608
per share - basic	$0.08	$0.01	$0.14	$0.02
- diluted	$0.08	$0.01	$0.13	$0.02

Weighted average shares outstanding	37,039,320	34,872,805	37,014,533	34,846,171
Shares outstanding	37,128,924	36,180,704	37,128,924	36,180,704
Capital expenditures
Exploration & development	$3,706,049	$5,602,258	$32,294,466	$19,797,474
Acquisitions, net of dispositions	$4,779,257	$-	$4,779,257	$-
Working capital	$251,293	$21,932,497	$251,293	$21,932,497
Long-term debt	$4,063,440	$-	$4,063,440	$-
Shareholders’ equity	$54,322,437	$47,357,633	$54,322,437	$47,357,633

1	Cash flow means earnings before future taxes, depletion, depreciation and accretion and stock-based compensation.

Report to Shareholders

Summary

Luke Energy is pleased to present record operational and financial results for the third quarter ended September 30, 2005.

Third quarter production was up 203% to average 2,756 barrels of oil equivalent per day (boepd) as compared to 910 boepd a year ago. Luke Energy’s production was 93% gas and 7% oil. Current production is 2,800 boepd. The Company’s significant production gains are attributable to our successful drilling program at Marten Creek in northern Alberta and the completion and start-up of the Company’s new gas plant at Marten Creek on July 1st.

Financial results in the third quarter were at record levels as a result of increased production and higher commodity prices particularly for natural gas since Luke Energy is gas weighted. All of the Company’s gas production is unhedged and receives current market prices.

Cash flow for the quarter was up 453% to $8.3 million (22¢ per share) versus $1.5 million (4¢ per share) last year. Earnings were up over 10 fold to $2.97 million (8¢ per share) compared to $0.3 million (1¢ per share) in 2004.

Operations

Most of the Company’s current drilling operations are winter accessible only and as a result only one well was drilled in the third quarter. The well was a successful oil well drilled as a northeast extension to the Company’s light oil purchase at Three Hills in central Alberta. The well has been completed and a flowline is being constructed to tie-in the well to our central production battery approximately one-half mile away. Subsequent to quarter-end two other wells have been drilled at Three Hills and completion operations are underway.

Overall the Company’s drilling efforts this year have been very positive. In the nine month period the Company drilled 29 wells which resulted in 20 successful gas wells and an oil well for an overall completion rate of 72%. All of the gas wells were drilled at Marten Creek.

The Company increased its processing capacity by 7 MMcfpd with the completion of its Marten Creek gas plant on July 1st. The Company increased its production from 12 MMcfpd to 15 MMcfpd in early July after start-up of the plant. The additional processing capacity will be utilized for future production growth.

Operational efficiency continues to improve with third quarter operating costs of $5.98 per boe, down 21% from $7.59 per boe in the same period last year. Nine month operating costs were $6.05 per boe versus $7.56 per boe last year.

Luke Energy Ltd.    1

Luke Energy continues to actively buy drillable prospect acreage both in Marten Creek and in its new exploratory prospects in northern and western Alberta. The Company’s undeveloped acreage has more than doubled from 23,248 net acres last year to 53,598 acres this year. In the Marten Creek project the Company’s 100% owned land base has grown during the past two and a half years to over 41,000 acres. The Company’s 2-D seismic base at Marten Creek has almost doubled in the past year to 1,200 miles from 680 miles.

The Company plans an active drilling program during the coming winter season. We expect to drill 12 to 15 wells in the general Marten Creek area, three to five wells on the northern prospects at Seal and Clear Prairie and three to five wells on three prospects in the Simonette area. Additional drilling is also planned at Three Hills in central Alberta depending upon the production results from the first three wells drilled.

Outlook

We are emphasizing growth through internally generated prospects;however we continue to look for strategic acquisitions of companies or properties which would compliment existing operations or be the genesis of new core areas. Oil and gas prices continue to be strong even with the recent pullback in the prices of oil and gas. We expect high gas prices to continue given the supply disruptions in the Gulf Coast and the coming winter heating season which will increase demand.

We are forecasting 2005 cash flow of $23.5 million (64¢ per share) and earnings of $7.1 million (19¢ per share). Year-end debt is estimated to be $6.3 million, assuming a 2005 capital budget of $48 million. Significant production growth is expected for next year with production averaging 3,300 boepd. We project 2006 cash flow of $35 million (95¢ per share) and earnings of $10.3 million (28¢ per share), assuming a gas price of $9.00 Cdn per Mcf and an oil price of $60.00 US per bbl next year.

On Behalf of the Board,

Harold V.Pedersen
President & CEO
November 7, 2005

2    Luke Energy Ltd.

Management’s Discussion and Analysis

Management’s discussion and analysis (MD&A) of financial conditions and results of operations should be read in conjunction with the unaudited interim financial statements for the nine months ended September 30, 2005 and the audited financial statements and MD&A for the year ended December 31, 2004. This MD&A is based on information available at November 7, 2005. The discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Luke Energy’s management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

The Company evaluates its performance based on earnings and cash flow. Cash flow is a non-GAAP (Generally Accepted Accounting Principle) term that represents earnings before depletion, depreciation and accretion, future income taxes and stock-based compensation. Cash flow per share is calculated using the same weighted average number of shares outstanding as earnings per share. This non-GAAP measure is not standardized and therefore may not be comparable to similar measures by other entities. It is a key measure as it demonstrates the Company’s ability to generate cash necessary to fund future growth through capital investment. Cash provided by operating activities is the GAAP term. The difference between the GAAP and the non-GAAP term is the change in non-cash working capital items.

In this discussion and analysis, certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of six thousand cubic feet (6 Mcf) to one barrel (1 bbl). Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf = 1 bbl is based on an energy equivalency conversion method, primarily applicable at the burner tip and does not represent equivalency at the well head.

Oil and Gas Operations

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
Production
Gas - Mcfpd	15,441	5,004	11,472	3,494
Oil - bopd	182	76	110	81
Total - boepd	2,756	910	2,022	663

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	Three Months Ended September 30,				Nine Months Ended September 30,
	2005		2004		2005		2004
	($000’s )	($/boe )	($000’s )	($/boe )	($000’s )	($/boe )	($000’s )	($/boe )
Oil and gas revenues	$13,897	$54.82	$3,073	$36.71	$26,392	$47.82	$7,089	$39.02
Royalties,net of ARTC	(3,374)	(13.31)	(557)	(6.65)	(5,630)	(10.20)	(1,282)	(7.05)
Operating expenses	(1,517)	(5.98)	(635)	(7.59)	(3,337)	(6.05)	(1,373)	(7.56)
	$9,006	$35.53	$1,881	$22.47	$17,425	$31.57	$4,434	$24.41

Production and Revenue

Luke Energy’s third quarter gas production of 15.4 MMcfpd is 209% higher than the 5 MMcfpd reported last year. The Company’s gas production is 93% of total production. Gas production for the nine month period of 11.5 MMcfpd is also significantly higher than the 3.5 MMcfpd in the comparable period of 2004. These increases are due to the Company’s first quarter drilling program which resulted in 20 successful gas wells, the majority of which are at Marten Creek. In addition, Luke Energy increased processing capacity at Marten Creek by constructing its own gas plant which is capable of processing 7 MMcfpd. The gas plant came on-stream July 1st and the Company increased its Marten Creek gas production by 3 MMcfpd to 15 MMcfpd.

The Company’s oil production for the third quarter of 182 bopd is 139% higher than the 76 bopd reported last year. Nine month oil production is up 36 % to 110 bopd from 81 bopd last year. The increase is due to the acquisition of a 100% interest in an oil and gas property at Three Hills early in July.

In addition to higher oil and gas production, the Company’s oil and gas revenues for the quarter and year-to-date benefited from higher oil and gas prices. The company’s average gas price was up 52% to $8.97 per Mcf as compared to $5.92 per Mcf in the third quarter of last year. Nine month gas prices were up 24% to $7.82 per Mcf from $6.32 per Mcf last year. All of the Company’s gas production is unhedged and receives current market prices. Oil prices continued to be strong averaging $69.15 per bbl for the quarter and $63.92 per bbl year-to-date.

Royalties

Royalty expense as a percentage of production was 24% for the third quarter and 21% year-to-date as compared to 18% for the comparable periods of last year. The increase is due to the Company reaching the maximum rebate of $500,000 under the Alberta Royalty Tax Credit Program (ARTC) by the end of the second quarter of 2005. In 2004 the maximum ARTC credit was not reached until the end of the fourth quarter.

Operating Expenses

Operating expenses for the three months were down 21% on a per unit basis, totalling $1.5 million ($5.98 per boe) as compared to $0.6 million ($7.59 per boe) last year. This reduction in per unit costs is due to higher gas production together with lower processing fees on incremental production at Marten Creek. Accordingly, the nine month operating expenses are also down, averaging $6.05 per boe versus $7.56 per boe last year.

4    Luke Energy Ltd.

General and Administrative Expenses

General and administrative expenses for the third quarter were $0.6 million ($0.5 million last year) and $1.6 million for the nine month period (versus $1.5 million a year ago). The existing staff levels have been sufficient to support increased activity in 2005. As a result, per unit general and administrative expenses for the third quarter were down 61% to $2.31 per boe from $5.96 per boe last year.

Capital Expenditures

Capital expenditures for exploration and development totaled $3.7 million for the third quarter. Half of these expenditures were for land and seismic purchases to develop new prospects. The other half was spent on drilling one successful oil well in the Three Hills area along with reworking some existing wells in the area.

Capital expenditures for the third quarter include $4.8 million for an oil and gas property acquisition net of a disposition. In early July the Company acquired a 100% interest in an oil and gas property in the Three Hills area for $8.1 million (net of adjustments). In a separate transaction, the Company disposed of its 50% interest in a gas property in northeastern B.C. for $3.3 million (net of adjustments).

Nine month exploration and development expenditures totaled $32.3 million, up $12.5 million from the same period last year, due to the Company’s increased drilling activity. The Company drilled 29 wells this year versus 11 wells last year. Total capital expenditures for 2005 are estimated at $48 million.

Depletion, Depreciation and Asset Retirement Obligation

The provision for depletion, depreciation and accretion for the third quarter is based on an external reserve report dated June 30, 2005. The provision for the quarter was $3.1 million ($12.08 per boe) as compared to $0.7 million ($8.75 per boe) last year. The provision per boe has increased from last year due to the company’s significant investment in infrastructure at Marten Creek. Although this investment increases the Company’s finding and development costs in the short term, it greatly increases the Company’s flexibility to move and process more gas production.

During the third quarter the Company’s asset retirement obligation was increased by $286,630 ($746,630 year-to-date) which represents the fair value of the future abandonment costs for oil and gas property acquired, wells drilled, and facilities constructed. The following table reconciles the Company’s asset retirement obligation as at September 30, 2005:

Carrying amount, December 31, 2004	$509,330
Increase in liabilities	746,630
Accretion expense	58,050
Carrying amount, September 30, 2005	$1,314,010

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Cash Flow and Earnings

The Company’s increased gas production coupled with higher commodity prices has resulted in higher cash flow and earnings for the third quarter and nine months to date.

Cash flow for the third quarter is up significantly to $8.3 million (22¢ per share) versus $1.5 million (4¢ per share) last year. For the nine month period, cash flow was $15.9 million (43¢ per share) as compared to $3.3 million (10¢ per share) for the same period a year ago.

Earnings for the three months were $2.97 million (8¢ per share) as compared to $0.3 million (1¢ per share) a year ago. Nine month earnings are $5.1 million (14¢ per share) versus $0.6 million (2¢ per share) last year.

Taxes

The provision for future taxes in the third quarter is $2.0 million and $3.4 million for the nine month period. The 2005 future tax expense for the quarter and nine months is 40% of pre-tax earnings which is comparable to the enacted tax rate of 37.62%. The amounts recorded in 2004 were in excess of 50% of pre-tax earnings because of the impact of stock-based compensation expense (a non-tax deductible expense) on significantly lower income.

Liquidity and Capital Resources

In September the revolving phase of the Company’s credit facility was extended a year and raised to $40 million. The credit facility continues to have a two year term-out provision upon the expiration or termination of the revolving phase of the loan. Accordingly the Company continues to be well capitalized for growth. At September 30, 2005 the Company had long-term debt, net of working capital, of $3.8 million and an unused credit facility of $36 million.

The Company currently estimates year-end debt, net of working capital, of $6.3 million which is approximately four months of 2005 projected cash flow of $23.5 million. Capital expenditures for 2006 are forecasted to be $40 million and will be funded with 2006 cash flow (forecasted to be $35 million) and drawings on the credit facility.

Share Capital

At November 7, 2005, the Company had 37,128,924 common shares outstanding and 3,558,232 stock options outstanding.

6    Luke Energy Ltd.

Contractual Obligations

Luke Energy has fulfilled its 2004 flow-through share commitment to spend $5.5 million on qualifying Canadian exploration expenses.

The following table summarizes the Company’s contractual obligations.

As at September 30, 2005	2005	2006	2007	2008	2009
Office rent	$54,708	$220,144	$221,447	$222,770	$168,085
Long-term debt [1]	-	-	$3,047,580	$1,015,860	-

1 This credit facility is a revolving production loan with a two year term out provision. The table shows the obligation as if the loan is termed out on the September 29, 2006 renewal date.

Quarterly Information

($000’s except per share amounts)
	Gross
	Production		Earnings	Per
	Revenue	Cash Flow	(loss)	Share
Q2-2005	$8,045	$4,995	$1,595	$0.04
Q1-2005	$4,450	$2,537	$529	$0.01
Q4-2004	$3,618	$1,893	$479	$0.01
Q3-2004	$3,073	$1,484	$282	$0.01
Q2-2004	$3,291	$1,346	$256	$0.01
Q1-2004	$724	$499	$83	-
Q4-2003	$426	$248	$(80	-
Q3-2003	$487	$772	$397	$0.01

Quarterly Review Comments:

•
Earnings (loss) and per share amounts have been restated due to the retroactive change in accounting policy for stock-based compensation. This restatement resulted in a loss for the fourth quarter of 2003. See note 4 to the interim financial statements.

•	Cash flow and earnings for the third quarter of 2003 were positively impacted by a $505,000 gain on the sale of Government of Canada Bonds.

•
Most of the Company’s drilling operations are winter accessible only and therefore the Company ’s oil and gas production increases significantly in the second quarter as wells drilled over the winter come on-stream.

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Balance Sheets

	September 30,	December 31,
	2005	2004
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$-	$21,893,603
Accounts receivable	6,375,769	2,697,334
	6,375,769	24,590,937
Capital assets	66,053,844	34,856,766
	$72,429,613	$59,447,703

Liabilities and Shareholders’Equity
Current liabilities:
Accounts payable and accrued liabilities	$6,124,476	$7,382,282

Long-term debt	4,063,440	-

Asset retirement obligations	1,314,010	509,330

Future taxes	6,605,250	1,055,250

Shareholders’ equity:
Share capital (note 1)	46,225,797	48,130,532
Contributed surplus	1,530,823	900,033
Retained earnings	6,565,817	1,470,276
	54,322,437	50,500,841

	$72,429,613	$59,447,703

See accompanying notes to financial statements.

On behalf of the Board:

Director	Director
Harold V.Pedersen	Mary C.Blue

8    Luke Energy Ltd.

Statements of Earnings and Retained Earnings

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(unaudited)	2005	2004	2005	2004
Revenue:
Oil and gas production	$13,896,664	$3,073,085	$26,391,748	$7,088,762
Royalties, net of ARTC	(3,373,815)	(557,089)	(5,630,018)	(1,281,557)
	10,522,849	2,515,996	20,761,730	5,807,205

Interest income	-	101,835	101,185	644,233
Loss on sale of marketable securities	-	-	-	(295,235)
	-	101,835	101,185	348,998
Expenses:
Operating	1,516,635	635,106	3,336,620	1,373,355
General and administrative	585,103	498,777	1,551,829	1,454,225
Stock-based compensation	271,530	173,943	724,210	494,200
Interest on long-term debt	82,105	-	90,990	-
Depletion, depreciation and accretion	3,062,135	732,545	6,681,325	1,432,815
	5,517,508	2,040,371	12,384,974	4,754,595
Earnings before taxes	5,005,341	577,460	8,477,941	1,401,608

Taxes:
Current	19,500	-	32,400	-
Future	2,015,000	295,000	3,350,000	780,000
	2,034,500	295,000	3,382,400	780,000
Earnings	$2,970,841	$282,460	$5,095,541	$621,608

Retained earnings, beginning of period (note 4)	$3,594,976	$708,982	$1,470,276	$369,834
Retained earnings, end of period	$6,565,817	$991,442	$6,565,817	$991,442
Weighted average number of common shares outstanding	37,039,320	34,872,805	37,014,533	34,846,171
Earnings per share - basic	$0.08	$0.01	$0.14	$0.02
- and diluted	$0.08	$0.01	$0.13	$0.02

See accompanying notes to financial statements.

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Statements of Cash Flows

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(unaudited)	2005	2004	2005	2004
Cash provided by (used in):
Operating:
Earnings	$2,970,841	$282,460	$5,095,541	$621,608
Items not affecting cash:
Depletion, depreciation, and accretion	3,062,135	732,545	6,681,325	1,432,815
Future taxes	2,015,000	295,000	3,350,000	780,000
Stock-based compensation	271,530	173,943	724,210	494,200
	8,319,506	1,483,948	15,851,076	3,328,623
Change in non-cashworking capital	(1,683,550)	(124,782)	(1,783,912)	(495,593)
	6,635,956	1,359,166	14,067,164	2,833,030
Financing:
Common shares issued, net of issue costs	-	3,350,000	-	3,350,000
Increase (decrease) in long-term debt	(665,662)	-	4,063,440	-
Stock options exercised	193,745	2,430	201,845	25,110
	(471,917)	3,352,430	4,265,285	3,375,110
Investing:
Additions to capital assets	(3,706,049)	(5,602,258)	(32,294,466)	(19,797,474)
Oil and gas property acquisition net of disposition	(4,779,257)	-	(4,779,257)	-
Deposit (note 2(a))	830,000	-	-	-
Change in non-cashworking capital	1,491,267	247,574	(3,152,329)	(940,570)
	(6,164,039)	(5,354,684)	(40,226,052)	(20,738,044)
Decrease in cash	-	(643,088)	(21,893,603)	(14,529,904)

Cash position, beginning of period	-	22,812,755	21,893,603	36,699,571
Cash position, end of period	$-	$22,169,667	$-	$22,169,667

Cash position includes cash and term deposits.
See accompanying notes to financial statements.

10    Luke Energy Ltd.

Notes to Financial Statements

The interim financial statements of Luke Energy Ltd. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the year ended December 31, 2004 and the period ended December 31, 2003. The disclosures provided below are incremental to those included in the audited annual financial statements.

1.	SHARE CAPITAL:

The Company is authorized to issue an unlimited number of common shares together with an unlimited number of preferred shares issuable in series.

Common shares issued and outstanding:

	Number of
	Shares	Amount
Balance at December 31, 2004	36,997,823	$48,130,532
Exercise of stock options	131,101	295,265
Future tax effect on 2004 flow-through shares	-	(2,200,000)
Balance September 30,2005	37,128,924	$46,225,797

Stock-based Compensation Plan

Pursuant to Luke Energy’s stock option plan, the authorized but unissued common shares that may be issued subject to options granted under the stock option plan at any time will be 10% of the number of outstanding common shares from time to time, subject to certain restrictions. Options granted under the plan to date have a term of five years to expiry. Options vest equally over a three-year period starting on the first anniversary date of the grant. The exercise price of each option equals the market price of the Company’s common shares on the date of the grant.

The following table summarizes the status of the plan for the nine months ended September 30, 2005 and 2004.

	2005		2004
	Number of Options	Weighted Average Exersise Price	Number of Options	Weighted Average Exercise Price
Stock options, beginning of period	3,214,333	$1.69	2,665,000	$1.52
Granted	475,000	$2.79	366,000	$2.19
Exercised	(131,101)	$(1.54)	(31,000)	$0.81
Stock options, end of period	3,558,232	$1.84	3,000,000	$1.61
Exercisable, end of period	1,536,455	$1.56	667,333	$1.48

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The following table summarizes information about the stock options outstanding at September 30, 2005:

Range of Exercise Prices:	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exersise Price
Less than $1.00	598,332	2.39	$0.81
$1.00 to $2.00	1,918,900	2.95	$1.77
Greater than $2.00	1,041,000	4.36	$2.57
$0.81 to $3.35	3,558,232	3.27	$1.84

The fair value of each stock option issued in 2005 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:risk-free interest rate of 4%, dividend yield of 0%, expected life of 5 years, and volatility of 55%. The fair value of options issued in the nine months ended September 30, 2005 was calculated at $699,830 (2004 - $370,145).

2.	OTHER INFORMATION

a)	The Company paid a deposit of $830,000 in June 2005 for a property acquisition that closed in early July. The deposit was applied against the purchase price on closing.

b)	Amounts actually paid during the period relating to interest expense and capital taxes are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
Interest paid	$82,105	$-	$90,990	$-
Capital taxes paid	$19,500	$-	$32,400	$-

3.	CREDIT FACILITY

On September 29, 2005, the revolving phase of the Company’s credit facility was extended to September 29, 2006 and increased to $40 million. There were no other changes to the terms of the facility.

4.	CHANGE IN ACCOUNTING POLICY FOR STOCK-BASED COMPENSATION:

Pursuant to an amended accounting pronouncement for stock-based compensation, the Company changed its accounting policy on January 1, 2004 from the intrinsic method to the fair value method to account for options granted under the stock option plan. Application of the fair value method results in recognition of compensation expense in the statement of earnings with a corresponding amount recorded as contributed surplus. The new method was applied retroactively with restatement of the prior period financial statements. The change resulted in a reduction of earnings and retained earnings of $214,092 (1¢ per share) for the period ended December 31, 2003.

12    Luke Energy Ltd.

Corporate Information

Directors	Management	Stock Exchange Listing

Ronald L.Belsher[1,2]	Harold V.Pedersen	Toronto Stock Exchange
Calgary, Alberta	President & CEO	Trading Symbol: LKE

Mary C.Blue	Robert E.Wollmann	Registrar and
Vice-Chairman	Vice President, Exploration	Transfer Agent
Calgary, Alberta
	Kevin Lee	Valiant Trust Company
David Crevier[1,3]	Vice President, Engineering	Calgary, Alberta
Montreal, Quebec		Telephone:(403) 233-2801
Carrie McLauchlin
Alain Lambert[2]	Vice President, Finance & CFO	Bankers
Montreal, Quebec
	Peter W.Abercrombie	Bank of Montreal
Hugh Mogensen[1]	Vice-President, Land	Investment & Corporate Banking
Chairman		Calgary, Alberta
Victoria, B.C.	Ruth A.DeGama
	Manager, Production Services	Auditors
Harold V.Pedersen[2]		KPMG LLP
President & CEO	Chris von Vegesack	Calgary, Alberta
Calgary, Alberta	Corporate Secretary
Evaluation Engineers
Lyle D.Schultz[3]	Head Office
Calgary, Alberta		Gilbert Laustsen Jung Associates Ltd.
	1200, 520 - 5 Avenue S.W.	Calgary, Alberta
J.Ronald Woods[1,3]	Calgary, Alberta T2P 3R7
Toronto, Ontario	Telephone: (403) 261-4811	Solicitors
Facsimile: (403) 261-4818
1 Audit & Reserves Committee		Burnet, Duckworth & Palmer LLP
2 Compensation Committee	Website: www.lukeenergy.com	Calgary, Alberta
3 Corporate Governance Committee
Colby, Monet, Demers,
Delage & Crevier
Montreal, Quebec

Luke ENERGY

Luke Energy Ltd.
1200, 520 - 5 Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 261-4811
Facsimile: (403) 261-4818
www.lukeenergy.com

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